UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)

NUTRASTAR INTERNATIONAL INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE_
(Title of Class of Securities)

67060M 107
(CUSIP Number)

NEW ZEALAND WAYNE'S INVESTMENT HOLDINGS CO., LTD.
4/F Yushan Plaza, 51 Yushan Road
Nangang District, Harbin, 150090, China
+(86) 451-8228-7746
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 23, 2014
(Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	67060M 107

1	NAMES OF REPORTING PERSONS New Zealand WAYNE’s Investment Holdings Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 6,349,424 shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 6,349,424 shares of Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,349,424 shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.65% (2)
14	TYPE OF REPORTING PERSON (see instructions) CO

(1)

Represents 6,349,424 shares held by New Zealand WAYNE’s Investment Holdings Co., Ltd., a British Virgin Islands company (“Investment Holdings”). As described below, Ms. Lianyun Han may be, which is beneficially owned and controlled by Ms. Lianyun Han may be deemed to be a beneficial owner of the securities held by Investment Holdings.

(2)	All percentages set forth in this Amendment No. 2 to Schedule 13D (“Amendment No.2”) are based upon 16,864,986 shares of Common Stock outstanding as of the date of this Amendment No. 2.

1	NAMES OF REPORTING PERSONS Jinbo Cao
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 6,349,424 shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 6,349,424 shares of Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,349,424 shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.65% (2)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Represents 6,349,424 shares held by Investment Holdings. As described below, Ms. Lianyun Han may be , which is beneficially owned and controlled by Ms. Lianyun Han may be deemed to be a beneficial owner of the securities held by Investment Holdings.

(2)	All percentages set forth in this Amendment No. 2 are based upon 16,864,986 shares of Common Stock outstanding as of the date of this Amendment No. 2.

1	NAMES OF REPORTING PERSONS Lianyun Han
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 6,349,424 shares of Common Stock (1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 6,349,424 shares of Common Stock (1)
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,349,424 shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.65% (2)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Represents 6,349,424 shares held by Investment Holdings. As described below, Ms. Lianyun Han may be , which is beneficially owned and controlled by Ms. Lianyun Han may be deemed to be a beneficial owner of the securities held by Investment Holdings.

(2)	All percentages set forth in this Amendment No. 2 are based upon 16,864,986 shares of Common Stock outstanding as of the date of this Amendment No. 2.

This Amendment No. 2 is being filed to amends certain information contained in the Schedule 13D field by Investment Holdings with respect to its ownership interests in Nutrastar International Inc. on June 2, 2009, as amended on January 2, 2014 (collectively, "Schedule 13D").

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The information set forth in the Exhibits attached hereto is expressly incorporated herein by reference and the response to each Item of this Amendment No. 2 is qualified in its entirety by the provisions of such Exhibits.

Item 1. Security and Issuer.

This name of the issuer is Nutrastar International Inc., a Nevada corporation (the “Company”), which has its principal executive offices at 4/F Yushan Plaza, 51 Yushan Road, Nangang District, Harbin 150090, People’s Republic of China. This Amendment No. 1 relates to the Compnay’s common stock, $0.001 par value per share (the “Common Stock’).

Item 2. Identity and Background.

(a) This Amendment No. 2 is jointly filed by Investment Holdings, a British Virgin Islands limited company, Jinbo Cao, a citizen of New Zealand and Lianyun Han, a citizen of the People’s Republic of China (collectively with the foregoing, the “Reporting Person”).

(b) The principal business address of each of the Reporting Persons is 4/F Yushan Plaza, 51 Yushan Road, Nangang District, Harbin, China 150090.

(c) Investment Holdings is a holding company and its principal business is to hold, transact or otherwise deal in the securities of the Company. Jinbo Cao is the sole shareholder of Investment Holdings. The principal business of Lianyun Han is acting as the Chief Executive Officer of the Company.

(d) None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Jinbo Cao is a citizen of New Zealand and Lianyun Han is a citizen of the People’s Republic of China.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons initially received the securities covered by this Amendment No. 1 through a share exchange transaction as described below under Item 4.

Item 4. Purpose of Transaction.

Investment Holdings initially received the securities covered by this Amendment No. 2 pursuant to that certain Share Exchange Agreement, dated December 23, 2008, by and among the Company, New Zealand WAYNE’s New Resources Development Co., Ltd., a British Virgin Islands company (“New Resources”), New Resources’ subsidiaries, Heilongjiang Shuaiyi New Energy Development Co., Ltd., Daqing Shuaiyi Biotech Co., Ltd. and Harbin Shuaiyi Green & Specialty Food Trading LLC, and Investment Holdings, as the sole shareholder of New Resources (“Share Exchange Agreement”). Pursuant to the Share Exchange Agreement, all of the capital stock of New Resources held by Investment Holdings was exchanged for 689,390 shares of the Series A Voting Convertible Preferred Stock, par value $0.001 per share (the “Series A Preferred Stock”) of the Company. Immediately following closing of the Share Exchange Agreement on December 23, 2008, Investment Holdings transferred 176,529 of the 689,390 shares to certain individuals and entities. The remaining 512,861 shares of the Company’s Series A Preferred Stock held by Investment Holdings were subsequently converted into 8,949,424 shares of the Issuer’s Common Stock on May 29, 2009.

On December 23, 2013, Investment Holdings entered into a securities purchase agreement with Accretive Capital Partners, LLC (“Accretive”), under which Investment Holdings sold 700,000 shares of Common Stock to Accretive at a price of $1.40 per share.

On June 23, 2014, Investment Holdings entered into a securities purchase agreement with Accretive, under which Investment Holdings sold 300,000 shares of Common Stock to Accretive at a price of $1.40 per share.

On June 23, 2014, Investment Holdings entered into a securities purchase agreement with Beijing MLTH Fortune Investment Management Co., Ltd. (“MLTH”), under which Investment Holdings sold 1,000,000 shares of Common Stock to MLTH at a price of $2.00 per share.

On June 23, 2014, Investment Holdings entered into a securities purchase agreement with Mr. Yongsheng Wang (“Wang”), under which Investment Holdings sold 300,000 shares of Common Stock to Wang at a price of $2.00 per share.

On June 23, 2014, Investment Holdings entered into a securities purchase agreement with Ms. Xi Chen, (“Chen”), under which Investment Holdings sold 300,000 shares of Common Stock to Chen at a price of $2.00 per share.

Other than as described above in this Item 4 or as would occur upon completion of any of the actions discussed herein, including in any Exhibits hereto, the Reporting Persons have made no proposals, and have entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of the Statement on Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this Amendment No. 2, Investment Holdings beneficially owns 6,349,424 shares of Common Stock, representing approximately 37.65% of the outstanding shares of Common Stock of the Company. As the sole shareholder of Investment Holdings, Jinbo Cao may be deemed to be the beneficial owners for purposes of filing this Amendment No. 2. On September 12, 2008, Investment Holdings entered into separate Earn-In Agreements (the “Earn-In Agreements”) with each founders of the Company’s indirectly wholly-owned subsidiary, Heilongjiang Shuaiyi New Energy Development Co., Ltd., including Lianyun Han. Pursuant to the Earn-In Agreements have the options to acquire a majority interest in Investment Holdings upon the satisfaction of certain conditions set forth in the Earn-In Agreements. On February 12, 2009, each founder and Investment Holdings entered into an amendment to amend the definition of the first condition. All of the conditions set forth in the Earn-In Agreements have been met. Lianyun Han will own at least a majority ownership of Investment Holdings if she exercises her option pursuant to the Earn-In Agreement. As a result, Lianyun Han may be deemed to be a beneficial owner of the shares held by Investment Holdings.

(b) By virtue of her right to exercise the option granted to her under the Earn-In Agreement, Lianyun Han is deemed to have sole voting and dispositive powers over 6,349,424 shares of Common Stock beneficially owned by Investment Holding, as to which Jinbo Cao and Investment Holding are deemed to have shared voting and dispositive powers.

(c)    Other than the transactions described under Item 4 above, the Reporting Persons were not involved in any transactions involving the Company's securities within the past 60 days.

(d)    No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 6,349,424 shares of Common Stock.

(e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as otherwise indicated above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit No.

99.1	Joint Filing Agreement

99.2

Share Exchange Agreement, dated December 23, 2008, among the Company, New Zealand WAYNE’s New Resources Development Co., Ltd., Heilongjiang Shuaiyi New Energy Development Co., Ltd., Daqing Shuaiyi Biotech Co., Ltd., Harbin Shuaiyi Green & Specialty Food Trading LLC and Investment Holdings [Incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on December 31, 2008].

99.3	Form of Earn-In Agreement, dated September 12, 2008. [Incorporated by reference to Exhibit 10.11 to the Company’s Current Report on Form 8-K filed on December 31, 2008].

99.4	Form of First Amendment to Earn-In Agreement, dated February 12, 2009. [Incorporated by reference to Exhibit 10.16 to the Company’s Current Report on Form 8-K/A filed on February 23, 2009].

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 3, 2104

New Zealand WAYNE’s Investment Holdings Co., Ltd.
/s/ Jinbo Cao
Jinbo Cao
By:/s/ Libo Ma
Libo Ma
Director

/s/ Lianyun Han
Lianyun Han